Exhibit 4.7

AMENDMENT NO. 1 TO RIGHTS AGREEMENT

This AMENDMENT (this “Amendment”) to the Rights Agreement (the “Rights Agreement”), dated as of December 20, 2011 by and between Titan Pharmaceuticals, Inc., a Delaware company (the “Company”), and Continental Stock Transfer & Trust Company, a New York banking corporation (the “Rights Agent”) is made as of February 22, 2012. Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Rights Agreement (as defined below).

R E C I T A L S

WHEREAS, prior to the effective date of the Rights Agreement, Company Warrants D-1, D-2, D-3 and D-4 (collectively, the “Warrants”) were issued and outstanding and each Warrant entitled the holder thereof (the “Warrant Holder”) to receive such dividends paid and distributions made of any kind to the holders of Common Stock of the Company to the same extent as if such Warrant Holders had exercised the Warrants into Common Stock and had held such shares of Common Stock on the record date for such dividends and distribution;

WHEREAS, in connection with the Rights Agreement, the board of directors of the Company declared a dividend of one preferred share purchase right (a “Right”) for each share of Common Stock of the Company outstanding on January 3, 2012;

WHEREAS, the Warrant Holders are entitled to receive one Right for each warrant to purchase Common Stock of the Company represented by the Warrants; and

WHEREAS, pursuant to Section 27 of the Rights Agreement, the Company, by action of the board of directors of the Company (the “Board”), may from time to time and in its sole and absolute discretion, and the Rights Agent shall if the Company so directs, supplement or amend any provision of the Rights Agreement in any respect without the approval of any holders of rights.

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto hereby agree as follows:

1. Amendment. The parties to the Rights Agreement hereby amend the Rights Agreement, as of the date hereof, by adding a new section 3(d), which shall read as follows:

“(d) Rights shall be issued in respect of Company Warrants D-1, D-2, D-3 and D-4 (whether such Warrants have been exercised or remain outstanding)(collectively, the Series D Warrants). Each of the Series D Warrants shall be amended to have impressed on, printed on, written on or otherwise affixed to them the following legend:

“This Warrant also evidences and entitles the holder hereof to certain rights as set forth in a Rights Agreement between the Company and Continental Transfer & Trust Company, as Rights Agent, dated as of December 20, 2011, as the same may be amended, supplemented or otherwise modified from time to time (the “Rights Agreement”), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of the Company. Under certain circumstances, as set forth in the Rights Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this Warrant. The Company will mail to the holder of this Warrant a copy of the Rights Agreement without charge after receipt of a written request therefor. Under certain circumstances, as set forth in the Rights Agreement, Rights owned by or transferred to any Person who is, was or becomes an Acquiring Person (as defined in the Rights Agreement) and certain transferees thereof will become null and void and will no longer be transferable.”

With respect to each Series D Warrant containing the foregoing legend, until the earliest of the Distribution Date and the Expiration Date, the Rights associated with the Series D Warrants represented by such Series D Warrants shall be evidenced by the Series D Warrants alone and registered holders of the Series D Warrants shall also be registered holders of Rights, and the surrender for transfer of any such Series D Warrant, except as otherwise provided herein, shall also constitute the transfer of the Rights associated with such Series D Warrant.

Notwithstanding this paragraph (d), the omission of a legend shall not affect the enforceability of any part of this Rights Agreement or the rights of any holder of the Rights.

As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign, and the Company will send or cause to be sent (and the Rights Agent will, if requested, send) by first-class, insured, postage prepaid mail, to each record holder of the Series D Warrants outstanding as of the close of business on the Distribution Date (other than any Acquiring Person), at the address of such holder shown on the records of the Company, a Right Certificate, evidencing one Right (subject to adjustment as provided herein) for each share of Common Stock for which the Series D Warrant is exercisable. If an adjustment in the number of Rights per share of Common Stock has been made pursuant to Section 11(i) or Section 11(n) hereof, at the time of distribution of the Right Certificates, the Company may make the necessary and appropriate rounding adjustments (in accordance with Section 14(a) hereof) so that Right Certificates representing only whole numbers of Rights are distributed and cash is paid in lieu of any fractional Rights. As of and after the Distribution Date, the Rights will be evidenced solely by such Rights Certificates.

2. Governing Law; Jurisdiction. This Amendment shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed in the State of New York.

3. Counterparts. This Amendment may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each party and delivered to the other party.

4. Severability. If any provision of this Amendment shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Amendment or the validity or enforceability of this Amendment in any other jurisdiction.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first written above.

TITAN PHARMACEUTICALS, INC.

By:	/s/ Sunil Bhonsle
Name:	Sunil Bhonsle
Title:	President

CONTINENTAL STOCK TRANSFER & TRUST COMPANY

By:	/s/ John W. Comer, Jr.
Name:	John W. Comer, Jr.
Title:	Vice President